

August 7, 2023

Ransom Jones
Chief Financial Officer
Greenway Technologies, Inc.
1521 North Cooper Street, Suite 205
Arlington, Texas 76011

> **Re: Greenway Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed April 14, 2023**
> **Form 10-Q for the Quarterly Period Ended March 31, 2023**
> **Filed May 19, 2023**
> **File No. 000-55030**

Dear Ransom Jones:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9A. Controls and Procedures, page 28

1. We note your discussion paragraphs under the subheading of Evaluation of Disclosure Controls and Procedures. In the last paragraph, we note your disclosure that in the year ending December 31, 2022, you conducted an evaluation of the effectiveness of your internal controls over financial reporting... and that based on this evaluation, your principal executive officer and principal financial officer, have concluded that your internal control over financial reporting was ineffective. This paragraph disclosure solely pertains to the assessment and conclusion of internal controls over financial reporting as required by Item 308 of Regulation S-K and it also appears to be similar in conclusion with your second paragraph disclosure under the subheading Management's Annual Report on Internal Control over Financial Reporting. In future filings, please provide a

separate paragraph assessment and conclusion by your principal executive officer and principal financial officer as to the effectiveness of your Disclosure Controls and Procedures (DCP) as required by Item 307 of Regulation S-K. In this regard, given that you have identified material weaknesses in internal controls over financial reporting (ICFR) and that you have concluded that ICFR was ineffective, we would expect that your assessment and conclusion of the effectiveness of your DCP would also result in a similar conclusion as being ineffective. Please revise in your Form 10-K and Form 10-Q filings. Also we refer you to your Exhibit 31 Certifications which at paragraph 4(c), state that you have evaluated the effectiveness of your DCP and presented in this report your conclusions about the effectiveness of the DCP, as of the end of the period covered by this report based on such conclusion.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Kevin Woody at (202) 551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing